SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 420 Boylston Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,428,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,428,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON PN
* Based on 37,555,893 shares of Common Stock outstanding as of July 20, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,428,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,428,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON OO
* Based on 37,555,893 shares of Common Stock outstanding as of July 20, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,428,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,428,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON IN, HC
* Based on 37,555,893 shares of Common Stock outstanding as of July 20, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 584949101

AMENDMENT NO. 9 TO SCHEDULE 13D

       Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 12, 2007, as amended by Amendment No. 1 thereto filed on October 23, 2007, Amendment No. 2 thereto filed on November 6, 2007, Amendment No. 3 thereto filed on November 20, 2007, Amendment No. 4 thereto filed on December 13, 2007, Amendment No. 5 thereto filed on December 14, 2007, Amendment No. 6 thereto filed on January 7, 2008, Amendment No. 7 thereto filed on January 24, 2008 and Amendment No. 8 thereto filed on April 17, 2009 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

       The following items of the Schedule 13D are hereby amended and restated as follows:

Item 2. Identity and Background.

       Item 2 is hereby amended to remove Andrew R. Siegel as a Filer.  The Amended Joint Filing Agreement among the Filers is annexed hereto as Exhibit O.

Item 4. Purpose of Transaction.

       Item 4 is hereby amended and restated in its entirety as follows:

       The Filers made their investment in the Issuer in the ordinary course of business believing the shares of Common Stock to be undervalued.  Subject to the consummation of the Exchange Agreement (as defined below), the Filers reserve their right to take any steps deemed necessary to enhance their investment including increasing, decreasing or eliminating their investment in the Issuer or to take any other action relative thereto.

       On September 30, 2010, Costa Brava Partnership III L.P. entered into an Exchange Agreement (the “Exchange Agreement”) with CBaySystems Holdings Limited (“CBay”) and certain minority MedQuist shareholders that currently hold in the aggregate approximately 6.2% of outstanding Common Stock (such minority shareholders together with Costa Brava Partnership III L.P., the “Investors”). Pursuant to the Exchange Agreement, the Investors agreed to exchange their Common Stock for shares of CBay at an exchange rate of 4.2459 shares of CBay for each share of Common Stock, subject to certain adjustments as further detailed in the Exchange Agreement, and will enter into a stockholders agreement with CBay that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of CBay’s directors. The closing under the Exchange Agreement is conditioned upon CBay receiving the necessary shareholder approvals for the transactions contemplated by the Exchange Agreement, the declaration of a one-time special cash dividend of $4.70 per share by the Issuer on or prior to October 7, 2010, the net debt of each of CBay and the Issuer not exceeding certain specified thresholds, the listing of CBay’s shares on NASDAQ, the completion by CBay of an initial public offering in the United States by January 31, 2011, the reincorporation of CBay as a Delaware corporation and other conditions.  The Exchange Agreement is annexed hereto as Exhibit P, and any description thereof is qualified in its entirety by reference thereto.

       Other than as set forth in the Schedule 13D, as of the date hereof none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 584949101

Item 5. Interest in Securities of the Issuer.

       Items 5(a) is hereby amended and restated in its entirety by reference to the information provided on the cover pages to this Amendment No. 9 to Schedule 13D.

       Item 5(b) is hereby amended and restated in its entirety to state that the Filers have the sole power to vote and to dispose of the Common Stock that they hold.

       Item 5(c) is hereby amended and restated in its entirety to state that as of the date of filing of this Amendment No. 9 to Schedule 13D the Filers have not effected any transactions in the Common Stock within the past 60 days.

          Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

       Item 6 is hereby amended by adding the information regarding the Exchange Agreement set forth in Item 4 of this Amendment No. 9 to Schedule 13D.  Such information and the agreements included as exhibits hereto are incorporated herein by reference to Item 4 and such exhibits.

          Item 7.  Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following thereto:

       Exhibit O – Amended Joint Filing Agreement  (Appears at Page 8)

       Exhibit P – Exchange Agreement (Appears at Page 9)

CUSIP No. 584949101

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

EXHIBIT O
CUSIP No. 584949101

AMENDED JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit O, and any further amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them, in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	October 6, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

EXECUTION VERSION

EXHIBIT P

EXCHANGE AGREEMENT

by and between

CBAYSYSTEMS HOLDINGS LIMITED

and

The Investors

Signatories hereto

As of September 30, 2010

CBay Exchange Agreement

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS1

ARTICLE II EXCHANGE5
2.1.	Exchange	5
2.2.	MEDQ Net Debt	5
2.3.	Effective Date	5
2.4.	Acknowledgment	5

ARTICLE III REPRESENTATIONS AND WARRANTIES OF CBAY5
3.1.	Corporate Organization	5
3.2.	Capital Stock	5
3.3.	Corporate Authority; Non-contravention	6
3.4.	Financial Statements	7
3.5.	London Stock Exchange Reports	7
3.6.	Absence of Certain Changes and Events	8
3.7.	Offering Valid	8
3.8.	Litigation	8
3.9.	Investment Company Act	8

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE INVESTORS8
4.1.	Ownership of MEDQ Shares; Authority	8
4.2.	Investment Representations	8

ARTICLE V COVENANTS OF CBAY10
5.1.	Further Assurances	10
5.2.	Transact Business in the Ordinary Course	10
5.3.	Issuance of CBAY Shares	10
5.4.	Information to Investors	10
5.5.	Voting Agreement	10

ARTICLE VI COVENANTS OF THE INVESTORS10
6.1.	Further Assurances	10
6.2.	Confidentiality	11

ARTICLE VII CONDITIONS PRECEDENT11
7.1.	Conditions to Obligations of the Investors	11
7.2.	Conditions to Obligations of CBAY	12

ARTICLE VIII GENERAL PROVISIONS12
8.1.	Notices	12
8.2.	Partial Invalidity	13
8.3.	Execution in Counterparts	13
8.4.	Governing Law	13
8.5.	Assignment; Successors and Assigns	13
8.6.	Titles and Headings	14
8.7.	Schedules and Exhibits	14
8.8.	Knowledge	14
8.9.	Entire Agreement; Amendments	14
8.10.	Waivers	14
8.11.	WAIVER OF JURY TRIAL	14
8.12.	Third-Party Beneficiary	15
8.13.	Expenses	15
8.14.	Termination	15
8.15.	Effect of Termination	16
8.16.	Specific Performance	16

Disclosure Schedules

Schedule 3.2:                         Capital Stock
Schedule 3.3.:                        Corporate Authority; Non-contravention
Schedule 3.4:                         Financial Statements
Schedule 3.5:                         Absence of Certain Changes and Events

Exhibits

Exhibit A:                               Form of By-Laws
Exhibit B:                               Form of Certificate of Incorporation
Exhibit C:                               Form of Stockholders Agreement
Exhibit D:                               Net Debt Adjustment to Exchange Ratio
Exhibit E:                                Form of Officer’s Certificate

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (the “Agreement”) is dated as of September 30, 2010, by and between CBaySystems Holdings Limited, a British Virgin Islands company (“CBAY”, including as such entity shall be incorporated in Delaware as contemplated by the Agreement) and the Investors (as defined below).

W I T N E S S E T H

WHEREAS, CBAY indirectly owns approximately 69.5% of the outstanding shares of MedQuist, Inc. (“MEDQ”);

WHEREAS, CBAY wishes to acquire all of the outstanding shares of MEDQ to the extent that holders of such shares are prepared to sell or transfer such shares on terms and conditions satisfactory to CBAY; and

WHEREAS, the Investors wish to exchange (the “Exchange”) their shares of common stock, no par value, of MEDQ (“MEDQ Shares”) for shares of Common Stock of CBAY (“CBAY Shares”).

NOW, THEREFORE, in consideration of the mutual terms, conditions and other covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

(a) In addition to the other words and terms defined elsewhere in the Agreement, as used in the Agreement, the following words and terms have the meanings specified or referred to below:

“Accredited Investor” means any Person that is an “accredited investor” under the Securities Act (as defined hereinafter).

“Action” means any claim, controversy, action, cause of action, suit, litigation, arbitration, investigation, opposition, interference, audit, assessment, hearing, review, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that has been served, noticed, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, that Person.  For the purposes of this definition, the term “control” (including the terms “controlling”, controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Business Day” means a day other than a Saturday, Sunday or any day on which the banks located in the State of New York are authorized or obligated to close.

“By-Laws” means the by-laws of CBAY substantially in the form attached hereto as Exhibit A, with any changes the board of directors of CBAY shall deem necessary or appropriate in connection with the Initial Public Offering.

“CBAY” has the meaning specified in the preamble hereto.

“CBAY Shares” has the meaning specified in the recitals hereto.

“Certificate of Incorporation” means the certificate of incorporation of CBAY substantially in the form attached hereto as Exhibit B, with any changes the board of directors of CBAY shall deem necessary or appropriate in connection with the Initial Public Offering.

“Closing” has the meaning specified in Section 2.2 hereto.

“Code” has the meaning specified in Section 4.2 hereto.

“Common Stock” has the meaning specified in Section 3.2 hereto.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally enforceable commitment, promise, undertaking, obligation, arrangement, instrument or understanding to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Debt” means, as applied to any Person, at any particular time, without duplication, (a) indebtedness of such Person for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, (c) indebtedness of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other similar current liabilities incurred in the ordinary course of business), (d) indebtedness guaranteed in any manner by such Person (including guarantees in form of an agreement to repurchase or reimburse), (e) obligations under capitalized leases with respect to which such Person is liable as obligor or guarantor and (f) in the case of CBAY, amounts referred to in Section 3.1(h) of the Stockholders Agreement.

“Effective Date” has the meaning specified in Section 2.3 herein.

“ERISA” has the meaning specified in Section 4.2 hereto.

“Exchange” has the meaning set forth in the recitals hereto.

“Exchange Ratio” has the meaning specified in Section 2.1 hereto.

“GAAP” means U.S. generally accepted accounting principles in effect from time to time.

“Government Order” means any order, writ, judgment, injunction, decree, treaty, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Authority.

“Governmental Authority” means any domestic, foreign, federal, state, provincial or local authority, legislative body, court, government, regulatory agency, self-regulatory organization (including any securities exchange), commission, board, arbitral or other tribunal, or any political or other subdivision, department or branch of any of the foregoing.

“Initial Public Offering” means the initial public offering by CBAY of Common Stock pursuant to an effective registration statement on Form S-1 under the Securities Act.

“Investor” means each Investor signatory hereto (collectively, the “Investors”).
“Investor Percentage” means the percentage of the aggregate outstanding MEDQ Shares held as of the date hereof by each Investor, as shown on the signature pages hereto, as such percentage may be adjusted to reflect any additional issuances, or any additional acquisitions by such Investor, of MEDQ Shares after the date hereof and prior to the Effective Date.

“Law” or “Laws” means all statutes, laws (including common law), regulations, rules, ordinances, codes and other requirements of any Governmental Authority, including any Orders.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, collateral assignment, charge, encumbrance, easement, lien (statutory or other), or preference, priority or other security interest or preferential arrangement in the nature of a lien, including any conditional sale contract or other title retention agreement, any assignment of any right to receive income or profits, the interest of a lessor under any capital lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing (but not the interest of a lessor under an operating lease).

“Material Adverse Effect” means any change, effect, event, fact, condition, circumstance, occurrence, or development that, individually or in the aggregate is material and adverse to the business, condition (financial or otherwise), properties, assets, or operations of CBAY and its consolidated Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there is a Material Adverse Effect: (A) changes in general economic, financial market or geopolitical conditions to the extent that such changes do not have a materially disproportionate and adverse impact on CBAY and its consolidated Subsidiaries, taken as a whole, relative to other companies in the medical transcription industry, (B) changes affecting the industry in which CBAY and its consolidated Subsidiaries, taken as a whole, operate (including, without limitation, changes in prices, costs of labor, general market prices or regulatory changes in any such industry) to the extent that such changes do not have a materially disproportionate and adverse impact on CBAY and its consolidated Subsidiaries, taken as a whole, relative to other companies in the medical transcription industry, (C) the outbreak or escalation of hostilities, the declaration of war, the occurrence of any calamity or natural disaster, or acts of terrorism, (D) changes in any Law or GAAP or interpretation thereof after the date hereof, (E) any event as to which the Investors have provided written consent, (F) the announcement of the Exchange Agreement and the Exchange, (G) compliance by the Investors, CBAY and the other parties hereto with the terms of the Exchange Agreement, the Exchange and each other agreement or document to be executed, filed or delivered in connection herewith and therewith or (H) any failure by CBAY and its consolidated Subsidiaries to meet any projections or estimates (including internal projections or estimates) of revenues, earnings or performance for any period (provided, however, that the underlying cause for such failure (unless the subject of any of the foregoing sub-clauses (A) – (G)) may be considered in determining whether there has occurred a Material Adverse Effect).

“MEDQ” has the meaning set forth in the recitals hereto.

“MEDQ Dividend” has the meaning set forth in Section 7.1(c) hereto.

“MEDQ Shares” has the meaning set forth in the recitals hereto.

“Net Debt” means, as of any date of determination, the aggregate amount of Debt less the sum of (without duplication) cash and cash equivalents and marketable securities recorded as current assets (except for any Capital Stock in any Person).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, decision, verdict, ruling, subpoena, or award entered by or with any Governmental Authority (whether temporary, preliminary or permanent).

“Permit” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Person” means any individual, corporation, partnership, limited liability company, trust, joint stock company, business trust, unincorporated association, joint venture, Governmental Authority or other entity of any nature whatsoever.

“Principal Subsidiaries” means, collectively, CBay Inc., CBay Systems (India) Private Limited and MEDQ.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Stockholders Agreement” means the stockholders agreement between CBAY, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC, International Equities (S.A.C. Asia) Limited and the Investors, in the form attached hereto as Exhibit C, as amended from time to time.

“Subsidiary” means any corporation, partnership, joint venture or other legal entity of which CBAY owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which generally are entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Termination Date” has the meaning set forth in Section 8.14(b)(ii).

“Transaction Documents” means, collectively, the Agreement and the Stockholders Agreement.

“Voting Agreement” means the voting agreement between CBAY, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC and International Equities (S.A.C. Asia) Limited.

Unless the context of the Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of the Agreement and (v) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II
EXCHANGE

2.1.  Exchange.  Subject to the terms and conditions hereof, on the Effective Date each Investor agrees to deliver to CBAY, free and clear of all Liens, all MEDQ Shares held by such Investor or by any of the Investor’s Affiliates, in each case which shall not be less than the number of MEDQ Shares specified beside its name on its signature page hereto, together with any other MEDQ Shares acquired by such Investor or its Affiliates after the date hereof and up to and including the Effective Date, and CBAY agrees to issue to each Investor 4.2459 CBAY Shares in exchange for each such MEDQ Share so delivered by such Investor (the “Exchange Ratio”), subject to the adjustments to the Exchange Ratio set forth in this Article II.  Such Exchange Ratio will also be equitably adjusted to reflect any stock dividend, stock split (including a reverse share split), recapitalization or similar change in capital structure which CBAY effects prior to or concurrently with the Exchange.  In the case of any issuances of CBAY Shares after the date hereof and prior to the Effective Date pursuant to the first agreement listed on Schedule 3.2, the Exchange Ratio shall be increased as appropriate to give effect to any such issuances such that such issuances shall not dilute the percentage of aggregate outstanding CBAY Shares to be issued to the Investors upon the Closing.

2.2.  MEDQ Net Debt.  If on the date of the closing of the Exchange (the “Closing”), the Net Debt of MEDQ and its consolidated Subsidiaries (the “MEDQ Net Debt”), as reasonably determined by CBAY as of a date not earlier than the fifth Business Day prior to the Closing, is less than $304 million, then for each Investor there will be an increase in the Exchange Ratio in accordance with the formula shown on Exhibit D attached hereto.

2.3.  Effective Date.  Subject to the terms and conditions hereof, the consummation of the transactions provided for in this Article II shall take place five Business Days following the day on which the last to be satisfied or waived of the conditions set forth in Article VII, other than conditions that can only be satisfied at Closing, shall be satisfied or waived (the “Effective Date”), or such other date as the parties may mutually agree; provided that the Effective Date shall be no later than January 31, 2011, unless mutually agreed in writing by the parties hereto. The Closing on the Effective Date shall take place at the offices of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, New York 10017 or at such other place as the parties may mutually agree.

2.4.   Acknowledgment.  The Investors acknowledge that (a) CBAY may seek to acquire additional outstanding MEDQ Shares not currently owned by CBAY and not acquired pursuant to the Exchange and (b) any such acquisitions may take place through privately negotiated, open market or other transactions on terms that may differ from the terms herein.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CBAY

       CBAY represents and warrants, as of the date hereof, to each of the Investors as follows:

3.1.   Corporate Organization.  Each of CBAY and the Principal Subsidiaries (i) is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization; (ii) is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which the conduct of its business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect, and (iii) has all requisite corporate power (or the equivalent if not a corporation) to carry on its businesses as now conducted.

3.2.   Capital Stock.

    (a)    As of the date hereof, CBAY is authorized to issue 1,000,000,000 ordinary shares of, par value $0.10 per share, of which 158,209,220 shares are issued or outstanding (such shares, collectively, the “Ordinary Shares”, and after the reincorporation of CBAY in Delaware, the “Common Stock”).

(b)    Except as disclosed in Schedule 3.2 as of the date hereof, there are no agreements, warrants, puts, calls, rights, options or other commitments of any character to which CBAY is a party or by which it is bound which obligate CBAY to issue, deliver or sell any additional shares of its capital stock or any securities or instruments convertible into or exchangeable for any such additional shares of capital stock.

(c)    On the Effective Date, the Common Stock to be issued to the Investors on such date will have been duly authorized and, when delivered by CBAY in accordance with the Agreement, will be validly issued, fully paid and nonassessable, and will be free and clear of all Liens.

(d)    On or prior to the Effective Date, the Certificate of Incorporation shall have been duly approved by all necessary corporate action on behalf of CBAY, and on or before the Effective Date will be filed with the Secretary of State of the State of Delaware and shall have become effective.

3.3.   Corporate Authority; Non-contravention

(a)    CBAY (i) has all requisite corporate power and authority to execute and deliver the Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder and (ii) will have, as of the Effective Date, all requisite corporate power and authority to execute and deliver the Transaction Documents to which it will become a party, to consummate the transactions contemplated thereby and to perform its obligations thereunder.  The Agreement has been, and the other Transaction Documents to which it will become a party shall be, as of the Effective Date, duly executed and delivered by CBAY and constitutes or shall constitute, as applicable, the legal, valid and binding obligations of CBAY enforceable in accordance with its or their terms, as applicable (except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by general principles of equity and public policy).

(b)    Except as set forth in Schedule 3.3, neither the execution nor delivery by CBAY of the Agreement or the other Transaction Documents to which it is a party, nor the consummation by CBAY of any of the transactions contemplated hereby or thereby, nor performance by CBAY of its obligations hereunder or thereunder will:

(i)    violate any provision of the organizational or constitutional documents of CBAY or any of the Principal Subsidiaries;

(ii)    result in the acceleration of, or entitle any party to accelerate (whether immediately or after the giving of notice or lapse of time or both), any material Debt obligation of CBAY or any of the Principal Subsidiaries;

(iii)    conflict with or violate, or result with giving of notice or lapse of time or both in any conflict with or violation of, or result in the creation or imposition of, any Lien upon any of the properties of CBAY or any of the Subsidiaries pursuant to any provision of, any material mortgage, lien, lease, agreement, indenture, license, instrument, Law, any material Permit applicable to or otherwise affecting CBAY or the Principal Subsidiaries or any assets of CBAY or the Principal Subsidiaries, or any material Contractual Obligation to which CBAY or any of the Principal Subsidiaries is a party or by which CBAY or any of the Principal Subsidiaries or any of their respective material properties or assets is bound;

(iv)    constitute an event permitting modification, amendment or termination of a material mortgage, lien, lease, agreement, indenture, license, instrument, order, arbitration award, judgment or decree to which any of CBAY or the Principal Subsidiaries is a party or by which CBAY or any of the Principal Subsidiaries or any of their respective properties is bound; or

(v)    require the approval, consent, authorization or act of, or the making by CBAY or any of the Principal Subsidiaries, of any material declaration, filing or registration with, or notice to, any Governmental Authority or other Person, that will not, as of the Effective Date, be obtained or made, as applicable.

3.4.   Financial Statements

.

(a)    Financial Statements.  Attached hereto as Schedule 3.4 are copies of each of the following:

(i)    the audited consolidated balance sheets of CBAY and the Subsidiaries as of December 31, 2009, 2008 and 2007 (the “CBAY Audited Balance Sheet”), and the related audited consolidated statements of income and cash flows of CBAY and the Subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007 (the “CBAY Audited Income Statement”), accompanied by any notes thereto and the report of CBAY’s independent accountants with respect thereto; and

(ii)    the unaudited consolidated balance sheet of CBAY and the Subsidiaries as of June 30, 2010 (the “CBAY Most Recent Balance Sheet”), and the related unaudited consolidated statement of income and cash flows of CBAY and the Subsidiaries for the six months then ended (the “CBAY Most Recent Income Statement”).

(b)    Compliance with GAAP, etc.  The CBAY Audited Balance Sheet and the CBAY Most Recent Balance Sheet (including any notes thereto) fairly present the consolidated financial position of CBAY and the Subsidiaries as of the dates set forth therein, in each case in accordance with GAAP. The CBAY Audited Income Statement and the CBAY Most Recent Income Statement have been prepared in conformity with GAAP through all of the periods involved (except as otherwise specifically indicated therein) and fairly present the consolidated results of operations of CBAY and the Subsidiaries taken as a whole for the periods indicated.

(c)    Absence of Undisclosed Liabilities.  Except as disclosed on Schedule 3.4, neither CBAY nor any of the Subsidiaries has any liability or obligation required to be reflected or reserved against in its balance sheet except (a) liabilities and obligations in the respective amounts reflected or reserved against in the CBAY Most Recent Balance Sheet, (b) liabilities and obligations incurred in the ordinary course of business since June 30, 2010 and (c) any other liabilities and obligations that, together with those set forth in clauses (a) and (b) individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.5.   London Stock Exchange Reports.   CBAY’s Annual Report & Accounts for the fiscal year ended December 31, 2009 and all other reports filed by CBAY with the AIM (the “AIM”) since December 31, 2009 and prior to the date hereof (collectively, the “Reports”), when they were filed with the AIM, complied in all material respects with applicable AIM requirements and, to the knowledge of CBAY, did not, when such Reports were so filed, contain any statement of fact that was not true and accurate in all material respects, contain any statement of opinion, intention or expectation that was not made fairly or reasonably held, and such Reports were not made materially incorrect or misleading by the omission from the statement of any fact or matter, except as otherwise disclosed to the public or AIM after the filing of any such Reports.

3.6.   Absence of Certain Changes and Events.  Except as set forth on Schedule 3.6, since June 30, 2010 there has not been a Material Adverse Effect.

3.7.   Offering Valid.  Assuming the accuracy of the representations and warranties of the Investors set forth in Article IV hereof and compliance by the Investors with Section 6.1 of the Agreement, the offer and issuance of the CBAY Shares to the Investors will be exempt from the registration requirements of the Securities Act and from state “blue sky” laws and comparable AIM provisions.

3.8.   Litigation.  Except as set forth in Schedule 3.8, there is no Action pending, or to the knowledge of CBAY, threatened, against or relating to CBAY or any of the Subsidiaries, which has had or is reasonably expected to have a Material Adverse Effect.

3.9.   Investment Company Act.  CBAY is not, and after giving effect to the Exchange will not be, an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each of the Investors hereby represents and warrants, severally and not jointly, to CBAY (and only as to itself) as follows:

4.1.   Ownership of MEDQ Shares; Authority.

    (a)    Such Investor (i) is the holder of the number of MEDQ Shares specified beside its name on its signature page hereto, (ii) owns beneficially and of record and, when transferred on the Effective Date, free and clear of all Liens, all of such MEDQ Shares and any additional MEDQ shares acquired after  the date hereof and prior to the Effective Date and (iii) has not assigned or otherwise transferred to any other Person any claim or other interest in the MEDQ Shares; and

    (b)    Such Investor (i) has all requisite power and authority to execute and deliver the Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder and (ii) will have, as of the Effective Date, all requisite power and authority to execute and deliver the Transaction Documents to which it will become a party, to consummate the transactions contemplated thereby and to perform its obligations thereunder.  The Agreement has been, and the other Transaction Documents to which it will become a party shall be, as of the Effective Date, duly executed and delivered by such Investor and constitutes or shall constitute, as applicable, the legal, valid and binding obligations of such Investor enforceable in accordance with its or their terms, as applicable (except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by general principles of equity and public policy).

4.2.   Investment Representations

(a)    The Investor is acquiring the CBAY Shares for its own account (or, if it is acquiring such securities as a fiduciary or agent for one or more investor accounts, such Investor has the full power and authority to make the representations, warranties and agreements herein on behalf of each such account);

(b)    The Investor is not acquiring the CBAY Shares with a view to any distribution of such securities within the meaning of the Securities Act;

(c)    The Investor is, or if such Investor is acquiring the CBAY Shares as a fiduciary or agent for one or more accounts, each such account is an institutional “accredited investor” (as such term is defined in Rule 501 under the Securities Act);

(d)    The Investor’s acquisition and holding of the CBAY Shares do not constitute or give rise to a non-exempt prohibited transaction under Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or a violation of any applicable law or regulation that is similar to the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code;

(e)    The Investor is an Accredited Investor;

(f)    The Investor will not engage in hedging or short-selling or place simultaneous sell and buy orders or engage in similar kinds of transactions that have the purpose or effect of evading the applicable restrictions on resale;

(g)    The Investor has sufficient knowledge and experience in financial and business matters so as to be capable of independently evaluating the merits and risks of an investment in the CBAY Shares, and such Investor is able to bear the economic risk of the investment. Such Investor has had access to such information as it has deemed necessary or appropriate in connection with its acquisition of the CBAY Shares and has made its own investment decision regarding such securities based on its own knowledge and experience in such matters;

(h)    The Investor understands and agrees that the CBAY Shares or any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred except (1) (A) to CBAY, (B) to an investor who it reasonably believes is a “qualified institutional buyer” in a transaction exempt from registration under Rule 144A under the Securities Act, (C) to a non-U.S. investor in an offshore transaction complying with Regulation S under the Securities Act, or (D) pursuant to an exemption from registration under the Securities Act (if available) and, in each case, (2) in accordance with all applicable securities laws of the states of the United States;

(i)    The Investor understands that CBAY Shares will bear a legend substantially to the following effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE STOCKHOLDERS AGREEMENT AMONG CBAYSYSTEMS HOLDINGS LIMITED, S.A.C. PEI CB INVESTMENT, L.P. AND THE OTHER STOCKHOLDERS PARTY THERETO, DATED AS OF [ ], AS AMENDED AND SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF CBAYSYSTEMS HOLDINGS LIMITED.  THE STOCKHOLDERS AGREEMENT CONTAINS, AMONG OTHER THINGS, CERTAIN PROVISIONS RELATING TO THE VOTING AND TRANSFER OF THE SHARES SUBJECT TO THE AGREEMENT.  NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, DIRECTLY OR INDIRECTLY, MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.  THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES ACTS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER SUCH ACTS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.”

(j)    The Investor has had the opportunity to ask questions of, and receive answers from CBAY concerning CBAY, its business and financial condition, the Exchange and the securities to be acquired by such Investor and other related matters, and CBAY has made available to such Investor or its agents all documents and information requested by such Investor or on its behalf relating to an investment in the CBAY Shares. In evaluating the suitability of an investment in the CBAY Shares, such Investor has not relied and will not rely on any other representations or other information (whether oral or written) made by or on behalf of CBAY (or any of its agents) other than expressly contained in the Agreement; and

(k)    The Investor understands that CBAY and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements.

ARTICLE V
COVENANTS OF CBAY

5.1.   Further Assurances.  CBAY agrees to use its commercially reasonable efforts to take any and all appropriate actions required in order to consummate the transactions contemplated by the Agreement and the other Transaction Documents to which it is a party.

5.2.   Transact Business in the Ordinary Course.  From the date hereof until the Effective Date, CBAY shall, and shall cause each of its Subsidiaries to, operate its business in all material respects in the ordinary course of business consistent with past practices.

5.3.   Issuance of CBAY Shares.  From the date hereof until the Effective Date, CBAY shall not issue any CBAY Shares or issue any options, warrants or other securities exercisable or convertible for CBAY Shares other than (i) all CBAY Shares issued in connection with the Initial Public Offering, (ii) CBAY Shares issued pursuant to outstanding options and agreements disclosed on Schedule 3.2, (iii) options issued under management or employee option plans in connection with the Initial Public Offering, including, without limitation, options to purchase CBAY Shares issued in exchange for outstanding options to purchase MEDQ Shares and (iv) CBAY Shares issuable pursuant to any agreements, other than this Agreement, pursuant to which CBAY may acquire MEDQ Shares from any Person other than the Investors.

5.4.   Information to Investors.  From and after the date hereof and until the earlier to occur of the Closing or the termination of this Agreement, CBAY shall promptly provide to each Investor all information which CBAY (a) provides to its shareholders or (b) provides to AIM which is made public by AIM, and CBAY shall notify each Investor of any event or occurrence with respect to CBAY or any of the Subsidiaries which, in CBAY’s reasonable discretion, is reasonably likely to materially impair the ability of CBAY to consummate the Exchange or perform CBAY’s obligations hereunder.

5.5.   Voting Agreement.  From and after the date hereof and until the earlier to occur of the Closing or the termination of this Agreement, CBAY shall not amend the Voting Agreement without the consent of a majority of the Investors (based on their respective Investor Percentages).

ARTICLE VI
COVENANTS OF THE INVESTORS

6.1.   Further Assurances.  Each of the Investors agrees to use commercially reasonable efforts to (i) take any and all appropriate actions required in order to consummate the transactions contemplated by the Agreement and the other Transaction Documents to which it is a party and (ii) cooperate, at CBAY’s expense, with CBAY in connection with discussions or offers, which CBAY may have with or make to other holders of MEDQ Shares to exchange such MEDQ Shares for CBAY Shares.

6.2.   Confidentiality.  Each Investor agrees to comply with the terms of the confidentiality agreements previously entered into by such Investor with respect to the Exchange or any related transaction with CBAY until the earlier of the Closing or the termination of this Agreement in accordance with the terms hereof.

ARTICLE VII
CONDITIONS PRECEDENT

7.1.   Conditions to Obligations of the Investors.  Each Investor’s obligation to consummate the Exchanges on the Effective Date is subject to the satisfaction or express waiver by it prior to the Effective Date of the following conditions:

(a)    Representations and Warranties.   The representations and warranties made by CBAY and the Subsidiaries in Article III of the Agreement shall be true and correct in all material respects on or as of the Effective Date as if made on and as of the Effective Date, except for those representations and warranties which apply as of a particular date, which shall be true and correct in all material respects as of such date.

(b)    Performance; No Default under Other Agreements.  CBAY and the Subsidiaries shall have performed and complied in all material respects with all agreements and covenants contained herein, as the case may be, required to be performed or complied with by them prior to or on the Effective Date (or such compliance shall have been waived on terms and conditions reasonably satisfactory to each of the Investors).

(c)    Declaration of Special Dividend.  On or prior to October 7, 2010, the board of directors of MEDQ shall have declared a special dividend to holders of MEDQ Shares in an amount of not less than $4.70 per MEDQ Share (the “MEDQ Dividend”).

(d)    Shareholder Approvals.  CBAY shall have obtained all required shareholder approvals (collectively, the “Company Shareholder Approval”) in connection with the transactions contemplated herein.

(e)    Reincorporation of CBAY.  CBAY shall have been reincorporated in Delaware.

(f)    Adoption of Certificate of Incorporation and By-Laws.  CBAY shall have adopted the Certificate of Incorporation and the By-Laws.

(g)    Initial Public Offering.  On or prior to January 31, 2011, CBAY shall have issued and sold CBay Shares in connection with the Initial Public Offering.

(h)    Listing of CBAY on NASDAQ.  The CBAY Shares shall have been listed on the NASDAQ Global Market.

(i)    Stockholders Agreement.  CBAY shall have entered into the Stockholders Agreement.

(j)    CBAY Net Debt.  The Net Debt of CBAY and its consolidated Subsidiaries other than MedQuist and its Subsidiaries (the “CBAY Net Debt”) shall not exceed $6 million, reasonably determined by CBAY as of a date not earlier than the fifth Business Day prior to the Closing.

(k)    MEDQ Net Debt.  The MEDQ Net Debt shall not exceed $304 million, reasonably determined by CBAY as of a date not earlier than the fifth Business Day prior to the Closing.

(l)    Officer’s Certificate.  CBAY shall have provided an officer’s certificate in the form of Exhibit E, dated as of the Closing Date, (i) as to the satisfaction by CBAY of the conditions precedent set forth in Section 7.1(a) and Section 7.1(b) of this Agreement and (ii) attaching the calculations pursuant to Section 2.2, if applicable.

7.2.   Conditions to Obligations of CBAY.  The obligation of CBAY to consummate the Exchanges on the Effective Date is subject to the satisfaction or express waiver by it prior to the Effective Date of the following conditions:

(a)    Representations and Warranties.  Each of the representations and warranties of the Investors in Article IV of the Agreement shall be true and correct in all material respects on or as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties in Section 4.1(a), which shall be true and correct in all respects), except for those representations and warranties which apply as of a particular date, which shall be true and correct in all material respects as of such date.

(b)    Performance: No Default under Other Agreement.  Each of the Investors shall have performed and complied in all material respects with all agreements and covenants contained herein, required to be performed or complied with by them prior to or on the Effective Date (or such compliance shall have been waived on terms and conditions reasonably satisfactory to CBAY).

(c)   Shareholder Approvals.  CBAY shall have obtained the Company Shareholder Approval in connection with the transactions contemplated herein.

(d)    Stockholders Agreement.   Each of the Investors shall have entered into the Stockholders Agreement.

(e)    Officer’s Certificate.  Each Investor shall have provided an officer’s certificate in the form of Exhibit E, dated as of the Closing Date, as to the satisfaction by such Investor of the conditions precedent set forth in Section 7.2(a) and Section 7.2(b) of this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

8.1.   Notices.  All notices and other communications given or made pursuant to the Agreement shall be in writing and shall be deemed to have been duly given or made (a) five Business Days after being sent by registered or certified mail, return receipt requested, (b) upon delivery, if hand delivered, (c) one Business Day after being sent by prepaid overnight carrier with guaranteed delivery, with a record of receipt, or (d) upon transmission with confirmed delivery if sent by cable, telegram, facsimile or telecopy (with a copy simultaneously sent by registered or certified mail, return receipt requested), to the parties at the following addresses or address set forth on the relevant signature page hereto, as applicable (or at such other addresses as shall be specified by the parties by like notice):

If to CBAY:

CBaySystems Holdings Limited
2661 Riva Road, Building 800
Annapolis, MD 21401
Fax: 416-266-9409
Attention: Chief Financial Officer

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Fax: 212-455-2502
Attention: D. Rhett Brandon

If to any Investor:

To the addresses listed under such Investor on the signature pages hereto.

8.2.   Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in the case that any provision contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of the Agreement, and the Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable or have a Material Adverse Effect.

8.3.   Execution in Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to CBAY; provided, however, that delivery of a facsimile of a counterpart shall be sufficient to satisfy this Section 8.3.

8.4.   Governing Law.  This Agreement shall be construed in accordance with and the Agreement and all disputes hereunder shall be governed by, the laws of the State of New York. By its execution and delivery of the Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with the Agreement or for recognition or enforcement of any judgment in any such action, suit or proceeding may be brought, on a non-exclusive basis, in any federal or state court of competent jurisdiction in the Borough of Manhattan of the City of New York. By execution and delivery of the Agreement, each of the parties hereto irrevocably accepts and submits itself to the non-exclusive jurisdiction of any such court, generally and unconditionally, with respect to any such action, suit or proceeding and waives any defense of forum non conveniens or based upon venue if such action, suit or proceeding is brought in accordance with this provision.

8.5.   Assignment; Successors and Assigns.  Neither the Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that any successor or assignee executes a joinder to the Agreement and becomes a party to the other Transaction Documents to which the assignor is a party; and provided further that notwithstanding any such assignment, such Investor shall remain liable for all of its obligations under this Agreement.  Subject to the foregoing, the Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors or assigns, heirs, legatees, distributees, executors, administrators and guardians. Nothing in the Agreement, expressed or implied, is intended to confer or shall be conferred upon any Person (other than the parties hereto and the successors and assigns permitted by this Section 8.5) any right, remedy or claim under or by reason of the Agreement.

8.6.   Titles and Headings.  Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of the Agreement.

8.7.   Schedules and Exhibits.  The schedules and exhibits referred to in the Agreement shall be construed with and as an integral part of the Agreement to the same extent as if the same had been set forth verbatim herein. Except as expressly set forth herein, disclosure of any fact or item in any schedule hereto shall, to the extent readily apparent from the face of such schedule and relevant to any other schedule or schedules, be deemed to be disclosed in such other schedule or schedules, notwithstanding the lack of a specific cross-reference.

8.8.   Knowledge.  In each provision of the Agreement in which a representation or warranty is qualified to the “knowledge” of a Person, unless otherwise stated in such provision, each such phrase means that the Person does not have actual knowledge on the date hereof or on the Effective Date, as applicable, of any state of facts which is different from the facts described in the warranty or representation.

8.9.   Entire Agreement; Amendments.  This Agreement, including the schedules and exhibits, the other Transaction Documents and the confidentiality agreements previously entered into by the Investors with respect to the Exchange or any related transaction with CBAY, contain the entire understanding of the parties hereto with regard to the subject matter contained herein and therein. The parties hereto, by mutual agreement in writing, may amend, modify and supplement the Agreement. Any such agreement shall be effective and binding for purposes of the Agreement if it is signed by each of the parties hereto. Any purported amendment that does not comply with the foregoing shall be null and void.

8.10.   Waivers.  Any term or provision of the Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. The failure of any party hereto to enforce at any time any provision of the Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of the Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of the Agreement shall be held to constitute a waiver of any other or subsequent breach.

8.11.   WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THE AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.

8.12.   Third-Party Beneficiary.  This Agreement is intended for the benefit of the parties hereto and no other Person shall have any rights hereunder nor shall any other person be an express third-party beneficiary hereto or, without limiting the foregoing, have the right to enforce the implementation of the Agreement as if it were a direct party hereto.

8.13.   Expenses.  The parties will bear their own expenses in connection with the negotiation, execution and performance of the Agreement and the transactions contemplated hereby, provided that upon Closing, CBAY will reimburse each of Costa Brava Partnership III, L.P. and Newcastle Partners, L.P. each up to $1.25 million for reasonable and documented legal expenses related to the transactions contemplated hereby and to other matters relating to their investment in MEDQ Shares.

8.14.   Termination

(a)    Termination by Mutual Consent.  The Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Date by mutual written agreement of the parties hereto.

(b)   Termination by Each Investor.  The Agreement may be terminated at any time prior to the Effective Date by each Investor (with respect to that Investor only), upon written notice to CBAY, if:

(i) the MEDQ Dividend has not been paid to the holders of MEDQ Shares by October 31, 2010;

(ii) the consummation of the transactions provided for in Article II has not occurred by January 31, 2011 (the “Termination Date”); provided, however, that no Investor is then in material breach of this Agreement so as to cause any conditions set forth in Section 7.2 hereto not to be satisfied;

(iii) there has been a material breach of any covenant or agreement made by CBAY in the Agreement, such that the conditions set forth in Section 7.1(b) could not be satisfied on or prior to the Termination Date and such breach or condition is not curable or, if curable, has not been cured prior to the earlier of (x) thirty (30) calendar days after written notice thereof is given by such Investor to CBAY or (y) the Termination Date; provided, however, that such Investor is not then in material breach of this Agreement so as to cause any conditions set forth in Section 7.2 hereto not to be satisfied; or

(iv) all of the conditions set forth in Section 7.2 have been satisfied and CBAY fails to consummate the transactions contemplated by this Agreement within the earlier of (i) two (2) Business Days after the Effective Date should have occurred pursuant to Section 2.3 hereto and (ii) the Termination Date, and the Investors stood ready, willing and able to consummate all such transactions during such period.

The termination of the Agreement by any Investor pursuant to this Section 8.14(b) shall not terminate any of the obligations of any other Investor hereunder.

(c)    Termination by CBAY.  The Agreement may be terminated at any time prior to the Effective Date by CBAY upon written notice to the other parties to the Agreement, if the Closing shall not have been consummated by the Termination Date or only with respect to any Investor in breach of its obligations, upon written notice to such Investor, if:

(i) the consummation of the transactions provided for in Article II has not occurred by the Termination Date; provided, however, that CBAY is not then in material breach of this Agreement so as to cause any conditions set forth in Section 7.1 hereto not to be satisfied;

(ii) there has been a material breach of any covenant or agreement made by any Investor in the Agreement, such that the conditions set forth in Section 7.2(b) could not be satisfied on or prior to the Termination Date and such breach or condition is not curable or, if curable, has not been cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by CBAY to such Investor or (ii) the Termination Date; provided, however, that CBAY is not then in material breach of this Agreement so as to cause any conditions set forth in Section 7.1 hereto not to be satisfied; or

(iii) all of the conditions set forth in Sections 7.1 have been satisfied and any Investor fails to consummate the transactions contemplated by this Agreement within the earlier of (i) two (2) Business Days after the Effective Date should have occurred pursuant to Section 2.3 hereto and (ii) the Termination Date, and CBAY stood ready, willing and able to consummate all such transactions during such period.

8.15.   Effect of Termination.  If the Agreement is terminated as permitted under Section 8.14 hereto, the Agreement shall forthwith become void and have no effect (unless the termination is with respect to Investors comprising fewer than all Investors, in which case the Agreement survives with respect to the remaining Investors and CBAY but does not survive with respect to the terminated Investors and CBAY), and none of CBAY or any of the Investors as to which this Agreement terminates or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that: (i) such termination shall not terminate the rights or remedies of any party with respect to any breach of any provision of the Agreement prior to termination, including any breach of the obligations to consummate the transactions contemplated herein, (ii) such termination shall not terminate the obligations of the parties pursuant to the confidentiality agreements entered into by and between CBAY and each Investor in connection with transactions contemplated hereby and (iii) this Section 8.15, Section 8.12 and Section 8.14 shall survive such termination.

8.16.   Specific Performance.  The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

[Signatures on next pages]

CBay Exchange Agreement

IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be executed as of the day and year first above written.

CBAY

CBAYSYSTEMS HOLDINGS LIMITED

By:   /s/ Clyde Swoger
       Name:     Clyde Swoger
       Title:       CFO

CBay Exchange Agreement

INVESTORS

Costa Brava Partnership III, L.P.

By:   /s/ Seth Hamot
       Name: Seth Hamot
       Title:   Managing Member of GP

420 Boylston Street
Boston, MA 02116

Number of MEDQ Shares:         2,473,698

Investor Percentage:                   6.5%

CBay Exchange Agreement

Newcastle Partners, L.P.

By:  /s/ Mark E. Schwarz
       Name: Mark E. Schwarz
       Title:   General Partner

200 Crescent Court
Suite 1400
Dallas, Texas 75201

Number of MEDQ Shares:        1,111,706

Investor Percentage:                  3.0%

CBay Exchange Agreement

Black Horse Capital Management LLC

By:  /s/ Dale B. Chappell
       Name: Dale B. Chappell
       Title:   Manager

338 S. Sharon Amity Rd, #202
Charlotte, NC 28211

Number of MEDQ Shares:       1,150,295

Investor Percentage:                 3.1%

CBay Exchange Agreement

American Hallmark Insurance Company of Texas

By:    /s/ Mark E. Schwarz
       Name: Mark E. Schwarz
       Title:   Executive Chairman
    Hallmark Financial Services, Inc.

777 Main Street
Suite 1000
Fort Worth, Texas 76102

Number of MEDQ Shares:         41,460

Investor Percentage:                   0.1%